Exhibit 99.2

PNI Digital Media Inc.

(TSX: PN / OTCQB: PNDMF)

Management’s Discussion & Analysis

For the Three Month Period Ended December 31, 2013

February 11, 2014

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 1

The following Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the Company’s Fiscal 2013 Consolidated Financial Statements and accompanying notes. These documents, along with additional information about the Company, including the Annual Report and Annual Information Form, are available at www.pnimedia.com and www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance, that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

This MD&A, and the documents incorporated by reference, contain forward-looking statements pertaining to expectations which include, but are not limited to, changes in the market for our services and in consumer trends including amount of files consumers upload to the PNI Platform, changes in technology and general economic conditions, employee retention, inability to deliver on contracts, failure of sales and marketing efforts, changes in customer demands, failure of customers to continue marketing solutions provided by the Company, consolidation and or abandonment of relative departments within our key clients, competition with our products and services competition with our key clients, unintended consequences of acquisitions, including tax consequences, unforeseen liabilities, including with respect to intellectual property rights, foreign exchange and other risks detailed in the Company’s annual report and other filings.

The key assumptions underlying the aforementioned forward-looking statements are that: (a) our retailers will expand their existing photo offering and extend beyond their online photo offering into the personalized cards and invitations and business printing segments, and the Company will be able to capitalize on this expansion as a result of our broader product and feature set; (b) worldwide mobile device shipments will continue to grow, and the Company will benefit from this trend through increased sales into our retailers through our mobile applications; (c) the Company will be able to continue to add new products and features both in our core photo business as well as our personalized cards and invitations and business printing businesses; (d) the Company will successfully integrate the QPrint Pro software suite into the PNI Platform (e) the Company and Quarterhouse will be able to successfully complete the Quarterhouse milestone activities related to advancing the software solution with functionality designed to benefit the Company’s entry into new and existing revenue producing areas, (f) that our key clients will continue to use, operate and grow their in-store kiosk point of sale systems that may require our software, (g) that key clients and third party participants will adopt, implement and promote products and services over the Company’s software platform using the Company’s Application Programming Interface (API); (h) that the Company will be able to extract value in terms of paid services beyond the current revenues gained licensing the PNI Platform and (i) the Company will be able to retain current customer and attract new customers. Certain or all of the forgoing assumptions may prove to be incorrect which could negatively impact the Company’s business and the anticipated results discussed herein.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation: risks associated with increased competition from other producers; the concentration of revenue amongst a small number of large customer; the impact of general economic conditions in Canada, the United States and overseas; industry conditions, changes in technology, changes in laws and regulations (including the new intellectual property and privacy and data collection laws and regulations) and changes in how they are interpreted and enforced; changes in federal and provincial tax laws and legislation; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof; and obtaining required approvals of regulatory authorities. Readers are cautioned that the foregoing list of risks to the Company’s performance is not exhaustive and reference is made to the items under “Risk Factors” in this MD&A and the Company’s Annual Report on Form 20-F for the year ended September 30, 2013. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this MD&A are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 2

Selected financial information

The following selected financial information has been prepared in accordance with International Financial Reporting Standards and is presented in Canadian dollars.

	Three Months Ended December 31,
	2013	2012
Revenue	$8,150,591	$6,555,984
Gross Margin	$5,072,653	$3,632,781
Adjusted EBITDA[1]	$1,973,355	$257,830
Net Income (Loss) for the period	$868,262	$(319,032)
Basic earnings per common share	$0.02	$(0.01)
Fully diluted earnings per common share	$0.02	$(0.01)

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net income plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 12 of this MD&A.

	As at
	December 31, 2013	September 30, 2013
Assets	$22,109,994	$14,751,232
Liabilities	$5,887,560	$6,912,653
Shareholders’ Equity	$16,222,434	$7,838,579

The words “we”, “our”, “us”, “Company” and “PNI” , and “Quarterhouse” refer to PNI Digital Media Inc., together with its subsidiaries, and/or the management and employees of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 3

Business Overview

Many of the world’s leading retailers rely on the PNI Digital Media Platform (the “Platform” or “Network”) to sell millions of personalized products every year.

The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications and is relied upon by the world’s leading retailers for their e-commerce business lines. The solution includes all of the associated software systems, hosting, rendering and order routing components required for omni-channel retailers to generate, receive and process personalized digital media and products from consumers. PNI earns fees from its retail partners based on a percentage or fixed fee of the transactions processed over the PNI Platform.

The Company also provides various expertise and services in conjunction with the PNI Platform, including consumer-facing and lab-facing support services, marketing services, category leadership, analytics, usability testing, hosting and archiving of files and the curating of unique content that can be used in the offering of personalized products. These services can be included in the fees above or charged incrementally.

Orders over our Platform are either routed for production at services managed by third party vendors or to our retail partner’s in-store printing facilities. The consumer benefits from this service by being able to pick their desired store location and, in many cases, pick up their order within 24 hours.

By combining world-class expertise in complex software platform services and systems, and in category leadership and marketing, PNI successfully enables, transacts and routes millions of orders every year on behalf of the world’s leading retailers.

In a demonstration of our scale and robust capability, the Company transferred more than 100 million files for use on our Platform – in a single day – and we successfully process over 20 million omni-channel transactions over our Platform every year.

Leading retailers who subscribe to our PNI Platform include Costco Wholesale Ltd., Costco Canada Wholesale, Costco Australia, CVS/pharmacy, Walgreen Co., Sam’s Club USA, Walmart Canada, Walmart US (mobile photo API only), Blacks, Rite Aid, Tesco, and Fujifilm, amongst others. PNI has announced relationships with Samsung for a mobile photo integration connecting Samsung phones and tablets to PNI’s retail partners, and Office Depot for business printing transaction processing.

The Company’s core value proposition is to provide an effective and dynamic technology platform and proven expertise that enable its large retailers to transact and transport orders that use consumer-generated content like photos, business files, presentations, business cards, greeting cards, wedding invitations and more - whether received via a website over the internet, from an in-store kiosk or from a mobile device - to the retailers’ production facilities. Retailers use our Platform for enabling the creation, ordering and routing of on-demand personalized products which include photo prints, photo books, photo cards, greeting cards, posters, wall-art, wedding invitations, business cards, presentations and bound reports and much more. Retailers are inclined to offer these personalized products because:

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 4

  They are unique to each individual shopper and therefore are only available at that retailer at that time;

  They are produced on demand, enabling retailers to minimize inventory carrying costs;

  They are popular with consumers; and

  They drive online orders for in-store pickup, thereby converting a ‘digital’ consumer into a valued in-store shopper.

The Company relies on the retailers to offer these products and services to their large base of consumers. Consumers, in turn, rely on those large retail brands and convenient neighborhood locations to have a quick, valuable and safe transaction experience. The retailers in turn rely on the Company to provide proven technology, category service expertise and an excellent customer experience.

As leading retailers evolve their business, our Platform has evolved as well. The PNI Platform has expanded in recent years to support in-store kiosk software implementations, and mobile apps, which in addition to our proven online solutions make the PNI Platform a true, on-demand, 360-degree software platform for leading retailers who want to drive orders in these rapidly growing categories.

On April 11, 2013, we continued our evolution through the acquisition of Quarterhouse, an Austin, Texas based company that is a leading developer of web-based-print on demand software for commercial printers and distributors. We expect this will accelerate our growth in business printing, and deliver operational improvements through highly customizable content management systems and automation tools. This allows us to target a wider range of eligible retailers including strong regional retailers and multi-outlet franchisees. We signed our first new retail partner on this technology shortly after close of the acquisition.

Growth Strategy:

Our strategy for growth is to:

  Continue to support the world’s leading retailers with an industry best platform and service for photofinishing and photo gifting;

  Generate increased revenue per partner through innovating new product lines for new and existing partners, such as small business printing, personalized cards and invitations, posters and wall-art, and other categories of e-commerce;

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 5

  Invest in software development like our Mobile Photo Software Developer Kit (“SDK”) in order to deliver our transaction services more efficiently and flexibly;

  Innovate using new technologies like HTML5, Android and iOS apps, user experience improvements and other enhancements to maintain our competitive advantage and to encourage new user adoption and use frequency;

  Source and implement successful third party vendors to our Platform via our Platform Application Programming Interface (“API”), enabling our retailers to offer an “endless aisle” experience on our Platform; and

  Provide a workplace conducive to attracting and retaining talented people.

Business Update

Fiscal 2014 First Quarter Financial Highlights

  The dollar value of online transactions processed for retail partners over the PNI Digital Media Platform increased to $121 million in retailer revenues, a 17% increase compared to the same quarter last year. This was led by significant double digit year-over-year growth in all of our major categories, including prints, cards & invitations, canvas, and photobooks, and the strengthening of the US dollar relative to the Canadian dollar. The revenue was generated in two main categories:

o

Traditional prints revenue processed for our partners increased 17% to $45.5 million, representing 38% of total transactions, driven by the growth of mobile orders and our integrations with cloud media sources including Dropbox, Facebook, and Instagram. This increase has come despite the overall downward trend in prints.

o

Non-prints revenue from value add services such as cards and invitations, canvas, photobooks and gifts increased 17% to $75.5 million, representing 62% of total transactions, as a result of our investment in HTML5 user experience and increased overall user adoption. This category of revenue is yet to benefit from launch of our new mobile apps, which currently only process prints. We are planning to launch value added services in our mobile apps in advance of the 2014 holiday season.

  Processed a record 7.5 million transactions across the PNI Digital Media Platform, an 8% increase from the same period last year.

  Reported the highest revenue level in the Company’s history with revenue for the first quarter of fiscal 2014 of $8.2 million, as compared to $6.6 million in the three months ended December 31, 2012, a 24% increase. The increase in fees as compared to prior year is due to higher print revenue, the launch of our HTML5 cards and invitations product line with select major retailers, improved contract terms with all customers transitioning to the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 6

  Company’s preferred transaction revenue share model, and the strengthening of the US dollar relative to the Canadian dollar.

  Gross profit was $5.1 million as compared to $3.6 million in the three months ended December 31, 2012, resulting in an increase of gross margin from 55% to 62%. The increase in gross profit as compared to prior year is due to increased revenues, offset by increased costs of sales resulting from higher licensing costs and intangible asset amortization. However, as a percentage of sales, cost of sales declined, primarily due to greater efficiencies associated with higher transaction volumes, and to foreign exchange as a majority of costs of sales are denominated in Canadian dollars.

  Generated a net income for the quarter of $0.9 million, as compared to a net loss of $0.3 million in the first quarter of fiscal 2013.

  Non-IFRS adjusted EBITDA1 was $2.0 million, as compared to non-IFRS adjusted EBITDA of $0.3 million in the first quarter of fiscal 2013.

  The Company ended the quarter with $6.0 million in cash and cash equivalents. In the three months ended December 31, 2013, the Company repaid $1.4 million owing on its line of credit.

  The Company ended the quarter with $9.7 million in working capital, as compared to $1.2 million at September 30, 2013.

  Completed a financing for total gross proceeds of $7.5 million. The Company issued 7,119,650 Common Shares priced at $1.05 per Common Share. Proceeds will be used to strengthen the balance sheet and for general corporate purposes.

Operational Update

  On December 20, 2013, the Company announced the closing of its public offering of common shares, where the Company issued 7,119,650 common shares priced at $1.05 per common share, for gross proceeds of approximately $7.5 million. Total share issuance costs associated with the public offering were $950,066 resulting in net proceeds of $6,525,567.

  In November 2013, the Company announced it had launched the first generation HTML5 card and invitations, collage, and canvas solutions with select major retailers. HTML5 applications are important to PNI’s mobile strategy as they work across all mobile and tablet devices as opposed to the previous industry standard Adobe® Flash®. Providing applications that work across the mobile market, especially on tablets, is important for the Company’s future growth. According to a May 2013 forecast from the International Data Corporation (IDC) Worldwide Quarterly Tablet Tracker, tablet shipments are expected to grow 58.7% year over year in 2013 reaching 229.3 million units, up from 144.5 million units in 2012. IDC now predicts tablet shipments will exceed those of portable PCs in 2013. In addition, IDC expects tablet shipments to outpace the entire PC market (portables and desktops combined) by 2015.

  Effective September, 1, 2013, PNI successfully transitioned the last of its retailer agreements that based PNI’s compensation on a legacy image upload model to the Company’s preferred transaction revenue share model. The Company continues to see the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 7

  photo-market moving from traditional prints with high upload volumes but low transaction values per upload, to higher order value products with lower upload volumes such as photo books. These higher value products are often created with customer content pulled from cloud and social networks such as Dropbox, Facebook, Instagram, Google+ Photos, Google Drive, Flickr and SkyDrive all of which are now integrated to the PNI Platform through the Company’s API. With a transaction fee model, PNI is now better positioned to participate in the revenue growth our retailers continue to see in the overall photo market.

  In October 2013, the Company announced a two year agreement with Samsung Information Systems America Inc. (“Samsung”) to provide its mobile photo printing services as an embedded application on Samsung devices sold in the United States. This application will enable Samsung customers to route photos taken on their Samsung handset for printing at over 30,000 retail locations in the United States connected to the Platform, including major retailers such as Costco US, CVS, Rite Aid, Sam’s Club, Walgreens, and Walmart US.
  Samsung subsequently launched the beta version of the application, with PNI earning a fee on each transaction processed. The Company has also announced it has integrated the Walmart US Photo API technology to the PNI Platform via the PNI Photo Services API to enable Samsung devices to print direct to Walmart US as well. As a result, apps and solutions, along with apps and products from third parties subscribed to the PNI platform, can directly submit photo prints and products to more than 4,000 Walmart locations nationwide, often ready for pick up in as little as one hour.

  In January 2014, the Company completed development for the first phase of the Office Depot launch. The Company expects fully integration to take 12 months as it deploys across all of its 1,500 stores.

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net income plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 12 of this MD&A.

Competition

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company does not have to incur the expense and risk of building a brand and market strategy to compete with large established consumer brands. As a result, the Company’s competitive risk is in its retail customer concentration as opposed to competing for consumers.

Direct competitors in the market who also provide digital order routing services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics (a division of Taylor Corp.), Café Press Inc., and Storefront.com Online Inc. The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com, Kodak Alaris, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 8

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories, express a sentiment or market a brand or service. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic segments

During the three month period ended December 31, 2013 and 2012, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months Ended December 31,
	2013	2012
United States	72%	68%
Canada	21%	21%
Total North America	93%	89%
United Kingdom	6%	10%
Other	1%	1%
Total	100%	100%

The increase in revenues generated in the North American geographic segment as a percentage of total revenues in the first quarter of fiscal 2014 as compared to prior year is a result of the launch of our HTML5 card and invitation business in North American as well as transitioning a key US based customer from a transaction model based on images uploaded to a model based on a percentage of transaction fees.

Results from operations for the Three Months Ended December 31, 2013

Revenue

	Three Months Ended		Three Months Ended
Description	December 31, 2013		December 31, 2012
	$	%	$	%

Transaction fees	$6,400,448	79%	$5,386,903	82%
Software licenses and Installation fees	222,995	3%	325,015	5%
Membership fees	912,839	11%	416,706	6%
Professional fees	157,166	2%	100,091	2%
Archive fees	457,143	5%	327,269	5%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 9

Total	$8,150,591	100%	$6,555,984	100%

Revenue for the first quarter of fiscal 2014 was $8.2 million, as compared to $6.6 million in the three months ended December 31, 2012, a 24% increase.

The increase in transaction fees as compared to prior year is due to higher transaction fees resulting higher sales across all our major product categories, including gifts and invitations, prints, photobooks, and gift products such as canvas and collage. Also impact our higher transaction fees were improved contract terms, as all remaining customers on the upload model have been transitioned to the Company’s preferred transaction revenue share model, and positive foreign exchange rate changes resulted from the reduction in value of the Canadian dollar as compared to the US dollar.

The increase in membership fees is a result of transitioning the last customer contract from the upload model to the transaction revenue share model. Under the terms of this revised agreement a portion of the compensation to PNI is included as a fixed membership fees, and a portion is recorded as a percentage of the order value and included as transaction fees.

Archive fees represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

The decrease in software license and installation fees was principally due to performing less site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our European customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Expenses

	Three Months Ended		Three Months Ended
Description	December 31, 2013		December 31, 2012
	$	%	$	%

Cost of sales	$3,077,938	46%	$2,923,203	43%
Operating expenses
Software development	2,356,057	35%	2,515,174	37%
General and administration	946,497	14%	973,695	15%
Sales and marketing	306,796	5%	334,351	5%
	$6,687,288	100%	$6,746,423	100%

Total expenses for the three months ended December 31, 2013 decreased compared to the same period in 2012.

Cost of sales and Gross Margin

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 10

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

Cost of sales for the quarter ended December 31, 2013 increased as a result of higher license costs associated with the settlement of the Create Ads patent infringement case, and higher intangible asset amortization. However, as a percentage of sales, cost of sales declined, primarily due to greater efficiencies associated with higher transaction volumes, and to foreign exchange as a majority of costs of sales are denominated in Canadian dollars.

As a result of these period-on-period changes, gross margin was 62% compared to 55% in the same period last year.

Operating expenses

Software development expenses decreased for the three months ended December 31, 2013 compared to the three months ended December 31, 2012 as a result of lower employee expenses including fees associated with outsourced development teams.

General and administration expenses decreased for the three months ended December 31, 2013, as compared to the three months ended December 31, 2012. The decrease was due mainly due to lower consulting fees, legal and accounting fees, and board of director fees, offset by higher investor relations costs.

Sales and marketing expenses for the three months ended December 31, 2013 decreased compared to the three months end December 31, 2012, due to lower costs associated with third party consultants.

Other income and expenses

During the three months ended December 31, 2013, the Company recorded an unrealized foreign exchange loss of $561,703, and a realized foreign exchange loss of $2,057. The loss arose primarily as a result of the translation of intercompany balances between the UK subsidiaries and the Canadian parent.

Income Taxes

The Company’s net deferred tax asset as at December 31, 2013 is $2,214,519. The Company expects to utilize the net deferred tax asset through a combination of growing existing customer revenues, adding new customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net future income tax asset over the next five to seven years.

Cash flows

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 11

The Company recorded cash outflows from operations of $1,517,404 during the three months ended December 31, 2013, as compared to cash outflows of $722,618 during the period ended December 31, 2012. The change period-on-period was principally due to unfavorable changes in non-cash working capital items, specifically accounts payable and accrued liabilities, and accounts receivable as compared to the same period of the prior year.

The Company’s most significant uses of cash in the current period were as follows:

  Changes in non-cash working capital items, specifically accounts receivable, accounts payable and accrued liabilities;

  Repayments of the line of credit of $1,170,000;

  Repayments of finance lease obligations of $73,991;

  A payment of $78,480 upon the successful completion of one milestones associated with the Quarterhouse acquisition; and

  An investment of $500,847 in property and equipment.

On December 20, 2013, the Company announced the closing of its public offering of common shares, where the Company issued 7,119,650 common shares priced at $1.05 per common share, for gross proceeds of approximately $7.475 million. Total share issuance costs associated with the public offering were $950,066 resulting in net proceeds of $6,525,567.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s income reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

	Three Months Ended
	December 31,	December 31,
	2013	2012
Net income (loss) in accordance with IFRS	$868,262	$(319,032)
Amortization of property and equipment	350,747	381,842
Amortization of intangible assets	125,988	17,542
Bargain purchase gain	10,533	-
Loss on disposal of property and equipment	-	480
Interest expense	21,159	-
Stock based compensation expense	34,963	36,451
Income taxes	-	-

Unrealized foreign exchange loss (gain)	561,703	140,547
Adjusted EBITDA	$1,973,355	$257,830

Adjusted EBITDA per share – Basic	$0.06	$0.01
Adjusted EBITDA per share – Fully Diluted	$0.05	$0.01

Weighted average shares outstanding – Basic	35,176,255	34,297,664
Weighted average shares outstanding – Fully Diluted	36,377,859	34,298,902

Non-IFRS adjusted EBITDA1 was positive $1,973,355 during the first quarter of fiscal 2014, compared to a non-IFRS adjusted EBITDA income of $257,830 during the same period last year. This increase in adjusted EBITDA in the current period is a reflection of the higher

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 12

revenues earned as well as lower personnel costs including outsourced software development costs.

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, impairment, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Commitments

At December 31, 2013, the Company committed to purchase items of equipment and internal use software totalling $177,758 (September 30, 2013: $170,995).

The contractual obligations and payments due as at December 31, 2013 are as follows:
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Equipment leases	$1,182,861	483,415	699,446	$-
Property leases	2,910,496	625,649	1,207,716	1,077,131
Other service agreements	3,389,802	1,762,798	1,627,004	-
	$7,483,159	2,871,862	3,534,166	$1,077,131

Property leases

Under the Vancouver location property lease, the Company is entitled to receive up to $672,160 in repayable tenant improvement allowances, which bears interest at a rate of 8% per annum. If utilized, the tenant improvement allowance is repayable monthly over the lease term. The Vancouver property lease expires on September 30, 2023, with the option for early termination as of September 30, 2018. The unpaid tenant improvement allowance balance would be due in the event the Company elects to terminate the lease early as September 30, 2018. The lease includes an option to extend for an additional 5 years at the then current market rental rate. In addition, the landlord has included four months of free rent as tenant inducements.

Contingencies

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 13

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. PNI settled the complaint on behalf of all customers for US$105,000, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

On November 27, 2013, the Company received a letter from Bloom Stationers LLC “Bloom” alleging certain violations of the terms of our Amended and Restated Master Development & Services by and between Bloom and the Company (the “Bloom Agreement”). On January 31, 2014, Bloom filed an order to show cause for a preliminary injunction enjoining PNI from misappropriating Bloom’s proprietary content, directly competing with Bloom, soliciting Bloom’s current and prospective customers, and operating the websites and services it has agreed to operate for Bloom’s current and prospective customers. The Company believes the allegations are completely without merit.

Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

As at December 31, 2013 $755,000 of the Lease Facility had been utilized.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 14

The carrying values and fair values of financial liabilities as at December 31, 2013 and December 31, 2012 are as follows:

	Carrying value	Fair value	Carrying value	Fair value
December 31	2013	2013	2012	2012

Liabilities
Accounts payable and accrued liabilities	$3,038,473	$3,038,473	$4,063,083	$4,063,083
Finance lease obligations	$1,125,349	$1,125,349	$-	$-
Contingent consideration	$275,332	$275,332	$-	$-

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts.

	Year Ended
	December 31, 2013	December 31, 2012

Gross finance lease liabilities – minimum lease payments	$1,182,871	$-
Future finance charges on finance lease liabilities	(57,522)	$-
Present value of finance lease liabilities	$1,125,349	$-

During the three month period ended December 31, 2013 the Company had a cash outflow from operations of $1,517,404 as compared to cash outflow from operations of $722,618 in the three months ended December 31, 2012. During the three months ended December 31, 2013 its working capital increased by $8,486,756 to $9,697,922. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $9,697,922 at December 31, 2013 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note below. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 15

The Company’s activities are being funded out of its operating cash flow, the Company’s line of credit, and lease facility. Previously the Company has not encountered any difficulties doing so, however if negative operating results continue in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000 as well as a $1,250,000 lease facility.

Related Party Transactions

During the three months ended December 31, 2013, the Company incurred legal fees of $127,272 (2012: $52,760) for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2013 included $127,272 (September 30, 2013: $19,687) related to these services.

During the three ended December 31, 2013, the Company incurred consulting fees of $14,672 (2012: $15,412) for services provided by Digital Photoworks, a company of which a Director of the Company controls. Accounts payable and accrued liabilities at December 31, 2013 included $4,747 (September 30, 2013: $nil) related to these services.

During the three months ended December 31, 2013, the Company incurred employment expenses of $8,579, (2012:$nil) paid to a relative of an Officer of the Company.

During the three months ended December 31, 2013, the Company generated revenue of $708 (2012: $1,376) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at December 31, 2013 included $1,274 (September 30, 2013: $299) related to these services.

All amounts charged were recorded at the amount of consideration established and agreed to by the related parties and having normal trade terms.

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Period Ended
Description	December 31, 2013	December 31, 2012

Salaries, director fees and short-term employee benefits	$437,331	$445,051
Share-based payments	33,400	31,559
Termination benefits	-	66,667
Total	$470,731	$543,277

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 16

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Dependence on key customers

We generate a significant portion of our revenue from a small number of customers. During the first quarter of fiscal 2014, we earned CDN$ 7,501,582 from three customer groups, representing 86% of our total revenue for the quarter. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

Furthermore, there can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will be materially and adversely affected.

While we assist retailers with their marketing programs, we cannot be assured that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract and retain end user customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, we may lose retailers as customers, which would adversely affect our revenue.

Litigation Risk

If we become involved in litigation we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities. Third parties may sue us for infringing their intellectual property rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed, such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

  pay damages;

  be subject to injunctions; or,

  halt deployment of our network and products while we re-engineer them or seek licenses to the necessary technology, which necessary licenses may increase our costs and might not be available on reasonable terms.

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera mobile phone, the photography industry is quickly

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 17

moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces results in either a significant increase in revenues or expenses, then the level of the Company’s risk to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 18

exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada, Southampton, United Kingdom and Austin, Texas, United States. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure are critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation, and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and overdraft, finance lease obligations and contingent consideration.

Cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and bank overdraft are designated as “loans and receivables” and are measured at amortized cost.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 19

Contingent consideration is designated as fair value through the income and loss and measured at fair value.

The carrying value of accounts receivables, other current assets, accounts payable, line of credit and bank overdraft, and contingent consideration approximate their fair values due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the Canada Deposit Insurance Corporation, leaving $5,857,543 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31 2013, four customers each account for 10% or more of total trade accounts receivable (December 31, 2012 – four customers).

Financial assets past due

At December 31, 2013, the Company has a provision of $41,548 against trade accounts receivable, the collection of which is considered doubtful.

As at December 31, 2013:

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$4,633,468	$1,497,586	$562,801	$264,576	$6,958,431
Commodity taxes recoverable	41,550	-	-	-	41,550
Other	797	-	-	-	797
Total	$4,675,815	$1,497,586	$562,801	$264,576	$7,000,778

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 20

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at December 31, 2013, 2.5% has been subsequently collected as at January 31, 2014. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2013, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $767,200, accounts receivable of $646,400 and accounts payable of $420,809 which were denominated in UK £. In addition, at December 31, 2013, the Company had cash and cash equivalents of $47,022, accounts receivable of $4,846,319 and accounts payable of $114,060 which were denominated in US$.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 21

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the twelve months ended December 31, 2013 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
income

$
Change of +/- 10% in US$ foreign exchange rate	+/-477,133
Change of +/- 10% in UK£ foreign exchange rate	+/-99,279

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters in Canadian dollars. This data is provided for informational purposes only.

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 22

	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013

Revenue	$8,150,591	$5,393,538	$4,916,166	$4,033,516
Net income (loss) for the period	868,262	(4,190,904)	(1,739,991)	(1,417,403)
Basic income (loss) per share	0.02	(0.12)	(0.05)	(0.04)
Fully diluted income (loss) per share	0.02	(0.12)	(0.05)	(0.04)

	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012

Revenue	$6,555,984	$5,072,694	$5,684,509	$5,005,226
Net income (loss) for the period	(319,032)	(4,718,901)	(83,264)	(360,711)
Basic income (loss) per share	(0.01)	(0.14)	(0.00)	(0.01)
Fully diluted income (loss) per share	(0.01)	(0.14)	(0.00)	(0.01)

Quarterly revenue breakdown

	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013

Transaction fees	$6,400,448	$4,105,904	$3,820,338	$2,991,870
Software licenses and installation fees	222,995	240,527	239,698	223,642
Membership fees	912,839	415,957	414,918	413,810
Professional fees	157,166	147,389	30,274	27,200
Archive fees	457,143	483,761	410,938	376,994
	$8,150,591	$5,393,538	$4,916,166	$4,033,516

	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012

Transaction fees	$5,386,903	$3,930,540	$4,361,343	$3,648,613
Software licenses and installation fees	325,015	329,609	530,672	526,973
Membership fees	416,706	451,336	445,281	447,959
Professional fees	100,091	47,559	69,723	116,524
Archive fees	327,269	313,650	277,490	265,157
	$6,555,984	$5,072,694	$5,684,509	$5,005,226

Trend Information

We continue to see significant organic increase in the usage from our existing customers’ connected to our PNI Digital Media Platform, however due to additional factors that have to be taken into account, including but not limited to currency fluctuations, and changes in product mix from prints to non-print merchandise such as photo books, photo cards, and the number of prints made from images uploaded through one of our retail customer’s sites, the Company’s results may not always mirror the overall transaction level growth seen within the wider industry. In recent years, the shift in product mix away from traditional print items and towards more creative products has accelerated.

Our business is seasonal, with a significant proportion of our recurring revenues, net income and operating cash flows generated during our first fiscal (fourth calendar) quarter.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 23

Effective September, 1, 2013, PNI has successfully transitioned the last of its significant retailer agreements that based PNI”s compensation on a legacy image upload model to the Company’s preferred transaction revenue share model. With a transaction fee model, PNI is now better positioned to participate in the revenue growth our retailers continue to see in the overall photo market.

Outstanding share information

The following table provides outstanding share information for the Company as at September 30, 2013 and December 10, 2013.

	December 10, 2013	September 30, 2013

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	41,445,803	34,299,471
Common shares - outstanding	41,445,803	34,299,471
Preferred shares	-	-

Options
Outstanding	2,500,000	2,600,000
Exercisable	1,241,050	663,878

Options
Outstanding	427,179	-
Exercisable	427,179	-

Deferred share units
Issued	-	29,082
Outstanding	-	29,082

Basis of preparation and adoption of IFRS

We prepare our consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in 2012 consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2 and 3 of our consolidated financial statements for the year ended September 30, 2013.

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 24

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Recoverability of deferred income tax assets

The amount recognised as deferred income tax asset is determined using the undiscounted cash flows aligned with estimates used in impairment the analysis for goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, and customer renewal rates. The amount recognised is sensitive to the risk of loss of certain key customers.

Share-based payments

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contribute surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted the volatility of the Company’s common shares, forfeitures, and any expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero. Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 25

awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with IFRS and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at December 31, 2013.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 26

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, all four of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2013	Page 27